UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

zulily, inc.

(Name of Subject Company)

zulily, inc.

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share

Class B Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Class A Common Stock - 989774104

Class B Common Stock - 989774203

(CUSIP Number of Class of Securities)

Deirdre Runnette

General Counsel

zulily, inc.

2601 Elliott Avenue, Suite 200

Seattle, Washington 98121

(877) 779-5614

With copies to:

Keith A. Flaum

James R. Griffin

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

(650) 802-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 (this “Amendment”) amends and supplements Item 4 and Item 5 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by zulily, inc. (the “Company”) with the SEC on September 1, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the exchange offer (the “Offer”) by Mocha Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect, wholly owned subsidiary of Liberty Interactive Corporation, a Delaware corporation (“Liberty Interactive”), to exchange all of the Company’s Class A common stock, par value of $0.0001 per share (the “Class A Common Stock”) and the Company’s Class B common stock, par value of $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Shares”). Pursuant to the Offer, Purchaser is offering to exchange for each outstanding Share:

•	$9.375 in cash, without interest and subject to any withholding of taxes required by applicable law, and

•	0.3098 of a share of Liberty Interactive’s Series A QVC Group Common Stock, par value $0.01 per share upon the terms and subject to the conditions set forth in the Offer to Exchange, dated as of September 1, 2015 (as amended or supplemented from time to time), and in the related letter of transmittal (as amended or supplemented from time to time).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following text replaces in its entirety the second sentence in the first full paragraph on Page 15 under the heading “Background of the Offer”:

“The Board believed it appropriate and advisable for the Transaction Committee to engage Goldman Sachs and did not believe it necessary to contact other financial advisors due to its familiarity with the Company, as Goldman Sachs was the lead underwriter for the Company’s initial public offering, as well as its reputation, capabilities and substantial experience in transactions of this nature.”

The following text is added after the second sentence in the first full paragraph on Page 16 under the heading “Background of the Offer”:

“These included the Company’s management’s projections of marketing spend, membership acquisition growth, customer acquisition growth and revenue per customer.”

The following text is hereby added after the fifth sentence in the first paragraph (continued from Page 17) on Page 18 under the heading “Background of the Offer”:

“The sensitivity analysis included additional revenue sensitivities with revenue CAGR ranges from 15%-19% and additional EBITDA margin sensitivities with margins ranging 0%-2% lower or 10%-12% margins in 2020.”

The following text is hereby added after the seventh sentence in the first paragraph (continued from Page 17) on Page 18 under the heading “Background of the Offer”:

“These material risks and uncertainties included risks associated with and uncertainty regarding the results of the Company’s marketing spend and ability to grow its customer base.”

The following text is hereby added after the fourth sentence in the fourth paragraph on Page 20 under the heading “Background of the Offer”:

“Other key differences between the Initial Forecasts and Revised Forecasts included additional information available to the Company’s management with respect to how quickly it could evolve its marketing strategy and drive improvements in customer acquisition and revenue per customer.”

The following text hereby replaces in its entirety the ninth bullet point under the heading “Opinion of the Company’s Financial Advisor” on Page 28 and replacing it with the following bullet point:

“certain internal financial analyses and forecasts for the Company prepared by its management (including certain internal financial analyses and forecasts referred to as the “Revised Forecasts” in the section entitled “—Certain Forecasts” below) and for Liberty Interactive prepared by its management, in each case, as approved for Goldman Sachs’ use by the Company, which are collectively referred to in this section entitled “– Opinion of the Company’s Financial Advisor” as the “Management Forecasts”; and”

The following text is hereby added to the second sentence in the first paragraph on Page 30 under the heading “Illustrative Discounted Cash Flow Analysis” after the text “weighted average cost of capital”:

“derived by application of the Capital Asset Pricing Model,”

The following text is hereby added to the end of the second sentence in the first paragraph on Page 30 under the heading “Illustrative Discounted Cash Flow Analysis” after the text “as reflected in the Management Forecasts”:

“(which analysis implied a range of terminal year adjusted EBITDA multiples of 6.0x to 8.4x)”

The following text is hereby added after the second sentence in the first paragraph on Page 30 under the heading “Illustrative Discounted Cash Flow Analysis”:

“The Capital Asset Pricing Model requires certain company-specific inputs, including the Company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the Company, as well as certain financial metrics for the United States financial markets generally.”

The following text hereby replaces in its entirety the first sentence in the first paragraph on Page 30 under the heading “Illustrative Pro Forma Combined Company Discounted Cash Flow Analysis”:

“Goldman Sachs performed an illustrative discounted cash flow analysis of the Company and the QVC Group on a combined company basis, which we refer to as the combined company, based on estimates of unlevered free cash flows of the combined company as described under “Certain Forecasts” below to derive an illustrative range of implied present values, as of June 30, 2015, of the implied value of the consideration to be paid to holders of Shares pursuant to the Reorganization Agreement.”

The following text hereby replaces in its entirety the second sentence in the first paragraph on Page 30 under the heading “Illustrative Pro Forma Combined Company Discounted Cash Flow Analysis”:

“Applying discount rates ranging from 8.0% to 10.0%, reflecting pro forma estimates of the weighted average cost of capital of the combined company derived by application of the Capital Asset Pricing Model, following the completion of the Transactions, Goldman Sachs derived an illustrative range of implied enterprise values for the combined company by discounting to present value as of June 30, 2015, (1) estimates of unlevered free cash flows of the combined company for the fiscal years 2015 through 2019 described under “Certain Forecasts” below, and (2) a range of illustrative terminal values for the combined company by applying illustrative perpetuity growth rates ranging from 2.50% to 3.50% to the estimated terminal unlevered free cash flow for the combined company, which estimates were calculated in the same manner as the estimates for fiscal years 2015 through 2019 were calculated.”

The following text is hereby added after the third sentence in the first paragraph on Page 30 under the heading “Illustrative Pro Forma Combined Company Discounted Cash Flow Analysis”:

“The Capital Asset Pricing Model requires certain company-specific inputs, including the combined company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the combined company, as well as certain financial metrics for the United States financial markets generally.”

The following text is hereby added to the fourth sentence in the first paragraph on Page 31 under the heading “Illustrative Pro Forma Combined Company Discounted Cash Flow Analysis” after the text “(2) added the value of Liberty Interactive’s equity investments in HSN, Inc. attributed to the QVC Group based on market information as of August 14, 2015”:

“(which was an amount equal to $1.269 billion)”

The following text hereby replaces in its entirety the text that appears after “(3)” in the fourth sentence in the first paragraph on Page 31 under the heading “Illustrative Pro Forma Combined Company Discounted Cash Flow analysis”:

“subtracted an estimate of the equity value of Series B QVC Group Common Stock of the combined company derived by applying a discount to the Series A QVC Group Common Stock equal to the discount of the trading price of the Series B QVC Group Common Stock relative to the trading price of the Series A QVC Group Common Stock based on the difference between the closing price of QVCA Stock of $30.26 as of August 14, 2015 and the closing share price of Series B QVC Group Common Stock of $30.05 as of August 14, 2015.”

The following text hereby replaces the first paragraph on Page 32 under the heading “Opinion of Company’s Financial Advisor - Company Selected Companies Analysis” and replacing it with the following paragraph:

“Although none of the selected companies is identical to the Company, the companies included were chosen because they are publicly traded companies in the e-commerce industry with operations and product profiles that for purposes of analysis may be considered similar to certain of the Company’s operations and product profile.”

The following table replaces in entirety the table on Page 33 under the heading “Opinion of Company’s Financial Advisor - Company Selected Companies Analysis” and replacing it with the following tables:

	Company		eCommerce
	Mgmt	Street	Diversified Large-Cap (Median)	Other (Median)
EV / Revenue
LTM Q2 2015A	1.7x	1.7x	2.7x	2.5x
NTM (Q3 2015E – Q2 2016E)	1.4x	1.5x	2.7x	1.7x
EV / Adj. EBITDA
LTM Q2 2015A	48.0x	48.0x	43.2x	31.0x

	Company		eCommerce
	Mgmt	Street	Diversified Large-Cap		Other
			Median	Range	Median	Range
EV / Revenue
CY15E	1.5x	1.6x	3.0x	1.3x-11.8x	1.9x	0.2x-8.1x
CY16E	1.2x	1.4x	2.6x	0.9x-9.0x	1.5x	0.2x-7.0x
EV / Adj. EBITDA
CY15E	30.8x	34.4x	23.5x	9.1x-29.9x	22.3x	5.2x-58.5x
CY16E	15.7x	24.7x	18.4x	8.8x-62.4x	11.8x	5.2x-44.3x
CY15E / ‘15E –‘17E Growth	0.45x	0.91x	0.92x	0.62x-1.59x	0.54x	0.21x-1.38x
CY16E / ‘16E – ‘18E Growth	0.43x	0.59x	0.80x	0.36x-1.35x	0.50x	0.15x-1.22x
NTM (Q3 2015E – Q2 2016E)	22.1x	28.7x	20.1x	8.8x-62.4x	13.8x	5.2x-44.3x

The following text is added after the first sentence in the last paragraph on Page 33 under the heading “Illustrative Present Value of Future Share Price Analysis”:

“Goldman Sachs derived this discount rate by utilizing the Capital Asset Pricing Model.”

The following table replaces in entirety the chart appearing under the first paragraph on Page 34 under the heading “Opinion of Company’s Financial Advisor - Selected Precedent Transactions Analysis”:

Date Announced	Acquiror	Target	Implied Premium		NTM EV/EBITDA
05-12-2015	Verizon Communications Inc.	AOL Inc.	17.4%		8.2x
02-12-2015	Expedia, Inc.	Orbitz Worldwide, Inc.	24.7%		9.4x
10-23-2014	Take Private / Siris	Digital River.	52.7%		12.7x
09-30-2014	News Corporation	Move, Inc.	37.3%		25.2x
07-28-2014	Zillow, Inc.	Trulia, Inc.	73.8	%(1)	83.4x
06-13-2014	The Priceline Group Inc.	OpenTable, Inc.	46.2%		25.6x
11-08-2012	priceline.com Incorporated	KAYAK Software Corporation	26.8%		17.5x
06-16-2011	DG FastChannel, Inc.	MediaMind Technologies Inc.	38%		15.7x
04-27-2011	CoStar Group, Inc.	LoopNet, Inc.	30.9%		20.8x
03-28-2011	eBay Inc.	GSI Commerce, Inc.	50.9%		13.2x
05-15-2008	CBS Corporation	CNET Networks, Inc.	44.7%		19.2x

(1)	Premium in table reflects 0.444x exchange ratio of Zillow price of $158.86 on July 25, 2014 prior to announcement, relative to Trulia $40.58 undisturbed price on July 23, 2014. Implied premium based on Zillow undisturbed price is 38.4%.

The following text is hereby added to the second sentence in the second full paragraph on Page 35 under the heading “Opinion of Company’s Financial Advisor - General” after the text “including affiliates of”:

“Dr. John C. Malone,”

The following text is hereby added at the end of the third sentence in the first full paragraph on Page 36 under the heading “Opinion of Company’s Financial Advisor - General”:

“(with respect to the portion of the transaction consideration paid in the form of securities, the value of such securities, for purposes of calculating the transaction fee, will be determined by the average of the last sales prices for such securities on the five trading days ending five trading days prior to the date of the consummation of the Transaction)”

The following text is hereby added after the second sentence in the last paragraph on Page 36 under the heading “Certain Forecasts”:

“These included the Company’s management’s projections of marketing spend, membership acquisition growth, customer acquisition growth and revenue per customer.”

The following table replaces in entirety the table appearing under the second paragraph on Page 37 under the heading “Certain Forecasts”:

(Dollars in Millions)	FY2015		FY2016	FY2017	FY2018	FY2019	FY2020
Revenue	$1,402		$1,735	$2,133	$2,502	$2,806	$3,098
Adj. EBITDA	$70		$138	$201	$259	$310	$356
Unlevered Free Cash Flow	$78	(3)	$99	$164	$163	$216	$250
Stock Based Compensation	$(13	)(4)	$(28)	$(31)	$(32)	$(32)	$(31)
Net Debt	$(405)		$(533)	$(730)	$(929)	$(1,180)	$(1,465)
Diluted Shares Outstanding	130.08		133.36	136.75	139.14	141.41	143.65

(3)	The Unlevered Free Cash Flow amount for FY2015 in the above table represents the total Unlevered Free Cash Flow for the last six months of FY2015 (Q3 2015 through Q4 2015) only.
(4)	The Stock Based Compensation amount for FY 2015 in the above table represents the total Stock Based Compensation for the last six months of FY2015 (Q3 2015 through Q4 2015) only.

The following table replaces in entirety the table appearing under the fourth paragraph on Page 37 under the heading “Certain Forecasts”:

(Dollars in Millions)	FY2015		FY2016	FY2017	FY2018	FY2019
Revenue	$8,846		$9,229	$9,625	$10,057	$10,506
Adj. EBITDA(5)	$1,909		$2,006	$2,114	$2,232	$2,356
Stock Based Compensation	$(17	)(6)	$(29)	$(30)	$(31)	$(31)

(5)	Liberty Interactive defines Adj. EBITDA as earnings (loss) before interest and other income and expense, taxes, depreciation, amortization and stock-based compensation expense.
(6)	The Stock Based Compensation amount for FY2015 in the above table represents the total Stock Based Compensation for the last six months of FY2015 only.

The following text and table are hereby added after the second table on Page 37 under the heading “Certain Forecasts”:

“In connection with the evaluation of Liberty Interactive’s acquisition proposal, the Company management reviewed estimates of, among other things, Revenue, Adjusted EBITDA and Unlevered Free Cash Flow for the combined companies from fiscal years 2015 through 2019 assuming consummation of the Transaction. The Revenue, Adjusted EBITDA and Unlevered Free Cash Flow estimates for the combined companies were calculated from the Revised Forecasts, the QVC Forecasts, the Synergies, and the Unlevered Free Cash Flow estimates for QVC on a standalone basis, and the Company’s management approved the use of these estimates by Goldman Sachs in its financial analyses. The Unlevered Free Cash Flow estimates for QVC on a standalone basis were not provided by Liberty Interactive. Estimates of Unlevered Free Cash Flow for QVC on a standalone basis were calculated by subtracting from estimates of Adjusted EBITDA (as reflected in the QVC Forecasts) estimates of the following: (i) stock-based compensation expense (which estimate was provided by QVC management), (ii) taxes (which were calculated based on the tax rate reflected in the estimates provided by QVC management) and (iii) capital expenditures and increases in working capital (which in the case of 2015, were provided by QVC management and in the case of 2016-2019, were calculated as a percentage of estimated revenues (as reflected in the QVC Forecasts), assuming that each of those items represented the same percentage of revenues as reflected in QVC management’s estimates for 2015). Estimates of Unlevered Free Cash Flow for the combined companies were calculated by subtracting the following from the estimates of Adjusted EBITDA set forth below: (i) stock-based compensation expense (which estimate was calculated based on the estimates of each company on a stand-alone basis, provided by the Company and QVC management, respectively), (ii) increases in working capital (which estimates were calculated based on estimates of each company on a stand-alone basis, provided by the Company’s management, in the case of estimates for the Company, and for QVC, as described in the calculation of estimated Unlevered Free Cash Flow for QVC in the preceding sentence), (iii) taxes (which were calculated based on the tax rate reflected in the estimates provided by QVC management on a QVC stand-alone basis) and (iv) capital expenditures, which were calculated as a percentage of estimated revenues set forth below, assuming that capital expenditures represented the same percentage of revenues as was derived from calculating the percentage of revenue for the combined company (based on estimates of each company on a stand-alone basis, as reflected in the Revised Forecasts and the QVC Forecasts and not including synergies) represented by the estimates of capital expenditures for each company on a stand-alone basis, (in the case of estimates for the Company, as provided by the Company’s management, and in the case of estimates for QVC, as described in the calculation of estimated Unlevered Free Cash Flow for QVC in the preceding sentence). The Company’s management approved the use of these estimates by Goldman Sachs in its financial analyses. These estimates are summarized in the following table:”

(Dollars in Millions)	FY2015		FY2016	FY2017	FY2018	FY2019
Revenue (Combined Company)	$10,247		$11,233	$12,481	$13,301	$14,055
Adj. EBITDA (Combined Company)	$1,979		$2,231	$2,508	$2,689	$2,866
Unlevered Free Cash Flow (Combined Company)	$1,105		$1,283	$1,411	$1,390	$1,503
Unlevered Free Cash Flow (QVC Standalone)	$546	(7)	$1,138	$1,147	$1,126	$1,184

(7)	The Unlevered Free Cash Flow amount for FY2015 in the above table represents the total Unlevered Free Cash Flow for the last six months of FY2015 only.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Item 5 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following text is hereby added to the end of the second sentence in the second paragraph on Page 36 under the heading “Persons/Assets Retained, Employed, Compensated or Used”:

“(with respect to the portion of the transaction consideration paid in the form of securities, the value of such securities, for purposes of calculating the transaction fee, will be determined by the average of the last sales prices for such securities on the five trading days ending five trading days prior to the date of the consummation of the Transaction)”

Item 8.	Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following text is hereby inserted as the fourth paragraph of the subsection entitled “Certain Litigation” the disclosure set forth below:

“On September 23, 2015, the Company, members of the Board, Liberty Interactive, Purchaser and Merger Sub 2 entered into a memorandum of understanding in connection with the actions captioned Patrick Pisano, et al. v. Zulily, Inc., et al., Case No. 15-cv-01424, Karan Jugal, et al. v. Zulily, Inc., et al., Case No. 15-cv-01447 and Scott Mao, et al. v. Zulily, Inc., et al., Case No. 15-cv-01479 (collectively, the “Federal Actions”), pending in the United States District Court for the Western District of Washington at Seattle (the “District Court”), and the actions captioned Harry Jackson, et al. v. Zulily, Inc., et al., Case No. 11440 and Krishna Mada, et al. v. Zulily, Inc., et al., Case No. 11529, pending in the Court of Chancery of the State of Delaware (the “Delaware Actions,” and together with the Federal Actions, the “Actions”), which sets forth an agreement in principle providing for a settlement of the Federal Actions and the claims in the Delaware Actions based on allegations that the Schedule 14D-9 is materially misleading and/or omits certain information (the “Delaware Disclosure Claims”). If the District Court approves the settlement as contemplated by the memorandum of understanding, the Federal Actions and the Delaware Disclosure Claims will be dismissed with prejudice on a class-wide basis. Claims in the Delaware Actions based on the alleged insufficiency of the transaction consideration and the Board’s sale process are not being settled. As part of the settlement, the Company agreed to make certain additional disclosures related to the Offer and the Mergers, which are set forth in this Amendment. This Amendment should be read in conjunction with the disclosures contained in the Schedule 14D-9, which in turn should be read in its entirety. Nothing in this Amendment or the memorandum of understanding shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth in this Amendment. Defendants in the Actions deny all of the allegations made by the plaintiffs and believe the disclosures in the Schedule 14D-9 are adequate under the law. Nevertheless, the Company and defendants in the Actions have agreed to settle in order to avoid the burden and expense of further litigation.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 24, 2015

zulily, inc.

By:	/s/ Darrell Cavens
Name:	Darrell Cavens
Title:	President and Chief Executive Officer